Exhibit 99.1

CLPS Incorporation Announces Pricing of Approximately $16.0 Million Registered Direct Offering Priced At-The-Market

HONG KONG, March 1, 2021 /PRNewswire/ — CLPS Incorporation (Nasdaq: CLPS) ("CLPS" or "the Company"), announced today that it has entered into a securities purchase agreement on February 28, 2021 with certain accredited investors to purchase approximately $16.0 million worth of its common stock and warrants in a registered direct offering priced at-the-market under Nasdaq rules.

Under the terms of the securities purchase agreement, the Company has agreed to sell 2,666,666 shares of the Company’s common stock and issue unregistered warrants to purchase up to an additional 2,666,666 shares of common stock in a concurrent private placement transaction. The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $6.00. The warrants will expire 5.5 years from the date of issuance. The purchase price for one share of common stock and one corresponding warrant will be $6.00. The gross proceeds to the Company from the registered direct offering are estimated to be approximately $16.0 million before deducting the placement agent’s fees and other estimated offering expenses. The registered direct offering is expected to close on or about March 3, 2021, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as sole placement agent in connection with this offering.

The securities described above are being offered by the Company pursuant to a shelf registration statement on Form F-3 (File No.: 333-231812) filed with the Securities and Exchange Commission (the “SEC”) dated May 29, 2019, as amended, and declared effective on June 20, 2019. A prospectus supplement related to the offering will be, filed with the SEC and available on the SEC’s website at http://www.sec.gov. Copies of the prospectus supplement relating to the offering may be obtained, when available, by contacting: Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, by telephone: at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About CLPS Incorporation

Headquartered in Hong Kong, CLPS Incorporation (the “Company”) (Nasdaq: CLPS) is a global leading information technology (“IT”) consulting and solutions service provider focusing on the banking, insurance, and financial service sectors. The Company serves as an IT solutions provider to a growing network of clients in the global financial service industry, including large financial institutions in the US, Europe, Australia, Southeast Asia and Hong Kong SAR, and their PRC-based IT centers. The Company maintains 19 delivery and/or research & development centers to serve different customers in various geographic locations. Mainland China centers are located in Shanghai, Beijing, Dalian, Tianjin, Baoding, Chengdu, Guangzhou, Shenzhen, Hangzhou, Suzhou, and Hainan. The remaining eight global centers are located in Hong Kong SAR, USA, UK, Japan, Singapore, Malaysia, Australia, and India. For further information regarding the Company, please visit: http://ir.clpsglobal.com/, or follow CLPS on Facebook, LinkedIn, and Twitter.

Forward-Looking Statements

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance. Known and unknown risks, uncertainties and other factors, which may be beyond the Company’s control, may cause the actual results and performance of the Company to be materially different from such forward-looking statements. All such statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties related to the Company’s expectations of the Company’s future growth, performance and results of operations, the Company’s ability to capitalize on various commercial, M&A, technology and other related opportunities and initiatives, as well as the risks and uncertainties described in the Company’s most recently filed SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Contact:

CLPS Incorporation

Rhon Galicha
Investor Relations Office
Phone: +86-182-2192-5378

Email: ir@clpsglobal.com